Exhibit 99.1

RepliCel to Present Clinical Trial Update at Stem Cell Meeting on the
Mesa Partnering Forum in California

VANCOUVER, BC – October 2, 2014 – RepliCel Life Sciences Inc. (TSX.V: RP) (OTCQB: REPCF), a clinical stage regenerative medicine company focused on the development of autologous cell therapies will be presenting at the Stem Cell Meeting on the Mesa Partnering Forum on Tuesday, October 7, 2014 at 11:45 a.m. local time in La Jolla Ballroom 2 at the Estancia La Jolla Hotel.

The presentation by Mr. David Hall, CEO, will include an update on RepliCel’s pending clinical trials for chronic Achilles tendinosis (RCT-A-01) and sun-damaged and aging skin (RCS-01) as well as its program for pattern hair loss (RCH-01). It will be webcast and posted on the conference website at http://stemcellmeetingonthemesa.com/webcast/, on RepliCel’s website at http://www.replicel.com/investors/corporate-publications/ and on the Alliance for Regenerative Medicine website, after the event, at http://alliancerm.org/ bringing tremendous exposure to the company.

“The Stem Cell meeting does an excellent job of bring together leading researchers, clinical experts, senior executives, health care investors and top decision-makers in the regenerative medicine industry.  With nearly 800 attendees from around the globe, it is a great environment for discussions around partnerships, collaborations and investment,” commented David Hall, CEO of RepliCel.

Please visit http://stemcellmeetingonthemesa.com/ for full information on the conference including registration. Complimentary attendance at this event is available for credentialed investors and members of the media only.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company’s RCT-01, RCS-01 and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aging skin, and pattern baldness. Shiseido Company, Limited has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology utilizing cell populations isolated from a patient’s own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The company’s product pipeline is comprised of multiple clinical trials all anticipated to launch in late 2014 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

For more information please contact:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

INVESTOR RELATIONS:
Christina Cameron, Investor Relations
christina@clcameron.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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